Filed by Twenty-First Century Fox, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Twenty-First Century Fox, Inc.

Commission File No.: 001-32352

DEAR COLLEAGUES,

Our journey started decades ago, and with your hard work, creativity and dedication, we’ve built and nurtured what has become 21st Century Fox – one of the most dynamic media companies in the world. Today, we launch the next great leg of our journey by announcing two transformative transactions, the new “Fox” and a combined Disney and Fox.

Our sports, news and broadcast businesses will form the new Fox, a growth company centered on live news and sports brands and the strength of the Fox Network. The new Fox will be created through a spin-off of Fox Broadcasting, Fox News, Fox Business, FS1 and FS2, Big Ten Network (BTN) and our stations group. This company is already a leader many times over: Fox News is the long-time leading cable news network and more recently the #1 cable network. Fox Business is now the most watched business news channel. Fans look to FOX and Fox Sports as the long-term home of important sports leagues like the NFL, MLB and NASCAR and college conferences like the Big 10. And the FOX broadcast network and stations group are present in tens of millions of homes across this country providing Americans with live local news and sports. Fox’s mission will be to produce and deliver must-watch live news and sports content to households across America at a time when live content has never been more coveted.

Combining with Disney are 20th Century Fox Film, 20th Century Fox Television, FX Networks and Productions, the National Geographic Partners, Fox Sports Regional Sports Networks, Fox Networks Group International, Star India, and our interests in Hulu, Sky PLC, Tata Sky and Endemol Shine Group. We’ve long-admired what Disney has built, and like Fox, Disney boasts content assets that engage audiences around the world. Their parks and resorts business is a clear leader, as is their consumer products business. The scope of the new company’s combined storytelling, customer interactions, consolidated Hulu ownership and the international direct to consumer businesses at Sky and Star, will yield a formidable customer-driven company for the future.

You may be wondering how we came to this momentous decision. And the answer is simple – we’ve always made a commitment to deliver more choices for customers; provide great storytelling, news, challenging opinion and compelling sports. Through today’s announcements we are proud to recommit to that promise and enable our businesses to flourish for years to come. The new Fox and Disney are two of the world’s most iconic, relevant, and dynamic media companies, and they will each continue to be leaders in creating the very best experiences for consumers.

We of course appreciate that change brings uncertainty. While we do not yet know what these future changes will mean for our talented colleagues, we can tell you this: we are deeply committed to finding opportunities for our people as well as ensuring that anyone impacted is well taken care of. As the planning for these transactions gets underway, we will have more information to share with all of you. We encourage you to visit our Frequently Asked Questions page for more information.

In the meantime, it is important to remember that while we have agreed to these transactions, it will be 12-18 months before the spin-off and the combination with Disney are complete. Until then, we will continue to operate independently as we do now and there will be no related changes to your position or responsibilities. We encourage everyone to remain focused on continuing to deliver the outstanding and meaningful work we do here every day.

We want to reiterate our deep appreciation for everything you do to make this a special company, and we look forward to sharing updates with you.

Best,

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“New Fox”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
Investor@21CF.com	1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of New Fox.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including the tax-free treatment of the transaction to 21CF’s stockholders of the distribution of shares of New Fox common stock, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of 21CF and/or Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) the risk that New Fox, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (xvii) the risk that New Fox may be unable to achieve some or all of the benefits that 21CF expects New Fox to achieve as an independent, publicly-traded company, (xviii) the risk that New Fox may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of 21CF, (xix) the risk that New Fox will incur significant indebtedness in connection with the separation and distribution, and the degree to which it will be leveraged following completion of the distribution may materially and adversely affect its business, financial condition and results of operations, (xx) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xxi) as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to New Fox. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of New Fox are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.